March 24, 2006
Zip+4 Code:  20549-0305

Via Fax & U.S. Mail
John Calvin, Senior Vice President and Controller
Crowley Maritime Corporation
155 Grand Avenue
Oakland, California 94612

		Re:	Crowley Maritime Corporation
			Form 10-K for the Year Ended December 31, 2005
       			File 000-49717

Dear Mr. Calvin:

      Based upon an examination restricted solely to considerations of the Statements of Cash Flows, the staff has the following comment on the above-referenced document. Where indicated, we think you should revise your filing in response to this comment. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.
Form 10-K For the Fiscal Year Ended December 31, 2005
Consolidated Statements of Cash Flows, page 52
We note that you have presented expenditures for dry-docking costs as an investing cash outflow in your consolidated statements of cash flows. However, if the direct expense method were used to account for these costs, they would be reflected in the determination of cash flow from operations. Therefore, we do not believe the fact that you have chosen an alternative accounting method (i.e., capitalization and amortization of these costs over the period until the next dry-docking) should impact the presentation of these costs in your consolidated statements of cash flows. Accordingly, please revise your consolidated statements of cash flows to present your expenditures for dry-docking costs as a component of cash flow from operations.

      As appropriate, respond to our comment within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter that keys your response to our comment. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and response to our comment.

      Pursuant to Rule 101(a)(3) of Regulation S-T, your response should be also be submitted in electronic form, under the label
"corresp" with a copy to the staff.

	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in the filing;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

	In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

      You may contact Juan Migone at (202) 551-3312 or undersigned at
(202) 551-3211 if you have questions regarding comments on the financial statements and related matters.


      Sincerely,


      David R. Humphrey
      Branch Chief-Accountant

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John C. Calvin, Vice President and Controller
Crowley Maritime Corporation
March 24, 2006
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